The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

02015330

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004,
U. S. A.

By Airmail

SUPPL

5th February, 2002.

Attn: Filing Desk - Stop 1-4

FEB 19 2002

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 4th February 2002, I enclose one copy of each of the following items that the Company has delivered to the London Stock Exchange:

(a) a News Release dated 5th February 2002, advising that the Company's profit before tax, amortisation and exceptional items ("adjusted PBT") for the year ended 31st March 2002 is now expected to be in the order of £150m;

(b) a News Release dated 5th February 2002, advising that Mr Roger Faxon has been appointed, with immediate effect, Chief Financial Officer and a Director of EMI Group plc, and that Mr Stuart Ells will become Chief Financial Officer of EMI Recorded Music by the end of February 2002. The Release further advises that Mr Tony Bates has resigned as a Director of the Company; and,

(c) an announcement dated 5th February 2002, detailing the options over EMI Group plc Ordinary Shares granted, or to be granted, to Mr Roger Faxon, a Director of the Company, under the EMI Group 1995 Executive Share Option Scheme, together with Mr Faxon's existing interests in the Company's shares and his current and past directorships.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

dlw 2/25

Encs.

PROCESSED

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 0171-355 4848

News Release

FOR IMMEDIATE RELEASE

Tel no.: 540

EMI GROUP plc
TRADING UPDATE

LONDON 5th February 2002: EMI Group plc today announces that profit before tax, amortisation and exceptional items ("Adjusted PBT") for the year ending 31st March 2002 is now expected to be in the order of £150m. This compares with a market range of £160m to £207m.

This reduced expectation is the result of a lower full year sales forecast in the Recorded Music division, adverse exchange rate movements, and some specific one-off costs.

Despite strong performances in the UK and much of continental Europe, the second half outlook for turnover in Recorded Music is impacted by the continuing economic downturn in Latin America and Asia, underperformance in the USA and the slippage of some important Japanese album releases into the next financial year.

EMI Music Publishing is on track to exceed last year's excellent result despite the unhelpful conditions in the music and advertising markets.

Management is confident that the Recorded Music business will see a significant improvement in profitability in the years ahead under Alain Levy's leadership. Since his appointment as Chairman and CEO of EMI Recorded Music in October, he has set about strengthening his management team, eliminating loss making businesses and developing a strategy to drive long term growth.

A presentation on the wide-ranging changes already made, in progress and planned, together with the costs of these actions and their expected benefits will be made in London on 20th March 2002.

Alain Levy said: "We are now in the middle of a major redesign of EMI Recorded Music which will result in a reduction in our cost base, but will also make us more efficient and more competitive in order to drive growth.

"We have made several very important organisational changes in the last few weeks, and more will come in the weeks ahead. Since joining EMI, David Munns and I have grown increasingly convinced that the company has a fantastic collection of people and assets and that performance, in terms of sales and profitability, can be improved quickly.

"There's no doubt that some of our difficulties are a function of music industry practices. We're committed to finding new ways to do business and to placing long term, sustainable development at the top of our agenda.

"Missing a target is not good news – but most important for EMI is the shape of things to come. We are on a path to reshaping the Recorded Music group and we are very positive about the future."

Eric Nicoli, Chairman of EMI Group, said: "This is a disappointment for us all, but Alain Levy and his team have made great strides in restructuring and repositioning our Recorded Music business. The actions taken are already making a positive impact, the emerging strategic plan is compelling, and we are confident that the group can make substantial progress as we move into the next fiscal year and beyond.

"With regard to the dividend, as we stated in November, the final dividend will be determined by the Board at the end of the fiscal year in the context of the full year trading outcome, our assessment for the prospects for next year and future years and our investment plans for both EMI Recorded Music and EMI Music Publishing."

Enquiries:

EMI Group plc

Amanda Conroy	SVP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations Director	+44 20 7667 3234

Brunswick Group Limited

Patrick Handley		+44 20 7404 5959

The EMI Group

Ref: 82-373

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 0171-355 4848

News Release

FOR IMMEDIATE RELEASE

Tel no.: 541

EMI GROUP plc ANNOUNCES APPOINTMENT OF NEW CHIEF FINANCIAL OFFICERS FOR GROUP AND RECORDED MUSIC

LONDON 5th February 2002: EMI Group plc today announces the appointment of new Chief Financial Officers for EMI Group and for EMI Recorded Music.

Roger C Faxon, who for the past three years has been Chief Financial Officer of EMI Music Publishing, is appointed as Chief Financial Officer, EMI Group, and a main Board Director. Faxon reports in his new role to Eric Nicoli, EMI Group's Chairman, and takes up his responsibilities immediately.

Stuart Ells will join the company as Chief Financial Officer, EMI Recorded Music, reporting to Alain Levy, the division's Chairman and Chief Executive Officer. Ells, who is currently Chief Financial Officer and a Director of Andrew Lloyd Webber's Really Useful Group, will take up his new role by the end of February.

Faxon and Ells succeed Tony Bates, who, since January 2000, has combined the role of Group Finance Director with that of Executive Vice President and Chief Financial Officer of EMI Recorded Music. Bates is leaving the company by mutual agreement. He will stay with the Group until May in order to ensure a smooth handover of his responsibilities.

A successor for Roger Faxon at EMI Music Publishing will be announced in due course.

Eric Nicoli said: "As part of the continuing process of re-structuring, we have decided to reallocate roles and responsibilities at the top of the finance function. We now need senior finance executives focused separately on the demands of the Group role and on our drive to reshape the recorded music business.

"Tony has played an important business and financial role in EMI Recorded Music over the past 12 years. I am grateful for all his hard work in that and, more recently, the Group role."

Roger Faxon, 53, has been Chief Financial Officer and Executive Vice President of EMI Music Publishing in New York since 1999. During that time he has worked closely with Martin Bandier, Chairman and Chief Executive Officer of EMI Music Publishing, to extend EMI's position as the world's leading music publishing company and grow operating profit by 20%. In addition to overseeing the publishing division's financial affairs, he has also been responsible for strategy, planning, administration, IT and Human Resources and for all of its Latin American and Asian

Faxon joined EMI Music in 1994 as Senior Vice President, Worldwide Business Development and Strategy. Prior to that, he enjoyed a successful career in finance, operations and general management positions including 10 years in the motion picture industry and six years on the US Congress staff.

Stuart Ells, 40, has been Chief Financial Officer and a Director of The Really Useful Group for the past two years. He is well known to Alain Levy having worked with him at PolyGram International as Director of Operational Audit and as Chief Financial Officer and Executive Vice President of PolyGram Filmed Entertainment. Stuart spent the first 10 years of his career with Ernst & Young before gaining his first experience of the music industry as Director of Internal Audit of the EMI Music Group.

Eric Nicoli added: "I am very pleased to welcome Roger to the Board. His strong grasp of the financial management needs of our company makes him ideally equipped to take on the Group responsibilities. His experience of both the recorded music and the music publishing businesses will be valuable in his new role and to our on-going strategic deliberations."

Alain Levy said: "I am delighted that Stuart has agreed to join us at this early stage in our programme to transform EMI Recorded Music.

"He is a very capable executive with excellent experience of multinational operations. His human skills, coupled with his in-depth knowledge of the function, will make him an invaluable part of the senior management team of EMI Recorded Music."

Enquiries:

EMI Group plc

Amanda Conroy	SVP, Corporate Communications	+44 20 7667 3216
Siobhan Turner	Investor Relations Director	+44 20 7667 3234

Brunswick Group Limited

Patrick Handley		+44 20 7404 5959

The EMI Group

EMI GROUP PLC 4 TENTERDEN STREET HANOVER SQUARE LONDON W1A 2AY
TELEPHONE 020 7355 4848

VIA THE INTERNET

Company Announcements Office,
London Stock Exchange.

5th February, 2002.

AVS Security No: 028055

Dear Sirs,

EMI Group plc – Directors' Interests

To comply with paragraph 16.13 of the Listing Rules, we advise that, as part of his appointment as an Executive Director of EMI Group plc, Mr Roger Faxon will today be granted, under the EMI Group 1995 Executive Share Option Scheme, an option over 500,000 EMI Group plc Ordinary Shares of 14p each (shares) at an exercise price equal to the mid-market price of a share at 4.30pm today. Mr Faxon will also be entitled to further option grants of 250,000 shares during May each year at exercise prices equal to the mid-market price of a share at 4.30pm on the date of grant. All of the options granted to Mr Faxon today, or in the future, may not, under the current rules of the Option Scheme, be exercised earlier than three years after the date of grant and may not ordinarily then be exercised unless certain performance conditions, based on growth in the Company's earnings per share, are achieved.

Mr Faxon has notified the Company of his present interests (all beneficial) in the Company's shares, all of which arose prior to his appointment on 5th February 2002. The interests comprise:

- incentive awards over a total of 183,554 shares under the EMI Group Senior Executive Incentive Plan (SEIP) in respect of plan years from 1996 to 2001, which have been deferred for six years until various dates in the period from 6th June 2003 to 30th May 2007 inclusive, and which are therefore subject to a 2 for 3 matching award on reaching those dates;

- performance awards under the SEIP in respect of plan years from 1996 to 2001 over a total of 308,595 shares which, subject to the achievement of certain performance targets, can vest after various dates in the period from 23rd August 1999 to 31st March 2004 inclusive. If the awards are deferred for a further period of three years from the vesting dates, they will be subject to a 1 for 3 matching award;

- options over 67,500 and 50,326 shares under the 1995 EMI Group Executive Share Option Scheme with exercise prices of 734.5p and 575p respectively. The former of these options is currently exercisable, whilst the latter option is not. The options will lapse on 22nd August 2006 and 5th June 2007 respectively; and,

- a holding of 36,473 shares held via a nominee.

We also advise that Mr Faxon is currently a director of Music Choice Inc., a US company.

In addition, Mr Faxon has, during the past five years, also been a director of:

- Lancit Media Inc., a US company– resigned February 1999; and,
- VIVA Media AG, a German company – resigned July 1999.

Other than the aforementioned companies, Mr Faxon is not, and has not been in the past five years, a director of any other companies. Apart from the foregoing, Mr Faxon has no other information to disclose under Listing Rule 6.F.2.

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary